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                              July 28, 2022

       David Morken
       Chief Executive Officer
       Bandwidth Inc.
       900 Main Campus Drive
       Raleigh, NC 27606

                                                        Re: Bandwidth Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed on February
25, 2022
                                                            File No. 001-38285

       Dear Mr. Morken:

              We have reviewed your July 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 76

   1. We note your response to our comment 5. Please tell how you determined that the valuation allowance was
not indicative of the current period's non-GAAP financial
                                                        performance, as
indicated in your response. Also, clarify whether the U.S was in a loss position for non-GAAP
purposes and if not, explain further why you used a non-GAAP tax rate of 0% in this
jurisdiction. In addition, explain further the adjustments for "income tax benefit of equity
compensation" and clarify how this adjustment factors into your non-
                                                        GAAP effective tax
rate. Lastly, please provide us with your calculations that support the non-GAAP effective tax
rates disclosed in footnote (1) on page 79 and explain the
                                                        fluctuations in such
rates for each period.
 David Morken
Bandwidth Inc.
July 28, 2022
Page 2

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 with any questions.



FirstName LastNameDavid Morken                          Sincerely,
Comapany NameBandwidth Inc.
                                                        Division of Corporation
Finance
July 28, 2022 Page 2                                    Office of Technology
FirstName LastName